ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh

T +1 617 235 4614

michelle.huynh@ropesgray.com

February 23, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Michael A. Rosenberg

Re:	Calvert Management Series (the “Trust”)

File Nos. 333-269444 and 002-69565

Dear Mr. Rosenberg:

Thank you for your oral comments provided on February 16, 2023, relating to the review by the staff of the Securities and Exchange Commission (the “Commission”) of the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed with the Commission on January 27, 2023. The Registration Statement relates to the proposed reorganizations of three funds into newly created series of the Trust as follows: (i) Eaton Vance Focused Global Opportunities Fund, a series of Eaton Vance Growth Trust, into Calvert Global Equity Fund; (ii) Eaton Vance Global Small-Cap Equity Fund, a series of Eaton Vance Mutual Funds Trust, into Calvert Global Small-Cap Equity Fund; and (iii) Eaton Vance Special Equities Fund, a series of Eaton Vance Special Investment Trust, into Calvert Small/Mid-Cap Fund (the “Reorganizations”).

The staff’s comments are summarized below to the best of our understanding, followed by the Trust’s responses. Applicable changes will be reflected in a post-effective amendment to the Registration Statement (the “Post-Effective Amendment Filing”) under Rule 485(b) of the Securities Act of 1933, as amended, which the Trust intends to file on or about March 1, 2023. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

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GENERAL

1.	Comment: Please be sure to carry through any of the staff’s comments to other sections of the Registration Statement as necessary.

Response: The Trust acknowledges the staff’s comment.

2.

Comment: Please confirm that the Trust will not sell shares of the Acquiring Funds registered on the Form N-1A registration statement of Trust with respect to the Acquiring Funds until after the respective Reorganizations have consummated.

Response: The Trust so confirms.

PROXY STATEMENT/PROSPECTUS

3.

Comment: When discussing the tax-free nature of the Reorganization, please include disclosure that the shareholders of each Target Fund may be taxed on capital gains distributions realized by the Target Fund’s repositioning resulting from the reorganization.

Response: The Trust will add the following disclosure to relevant sections of the Registration Statement that discuss the tax-free nature of the Reorganizations:

Each applicable Target Fund’s portfolio repositioning may result in the Target Fund realizing capital gains. Shareholders of a Target Fund generally will be taxed on such capital gain distributions, although the need for such distributions may change depending on market conditions and on transactions entered into by the Target Fund prior to the Closing Date of the Reorganization.

4.	Comment: Please explain how the Adviser views the investment strategies to be substantially similar when the Acquiring Funds are implementing the Calvert Principles but the Target Funds do not.

Response: The Trust respectfully notes that the Calvert Principles provide an overlay to the Acquiring Funds’ investment strategies with respect to the types of issuers that each Fund’s portfolio management team evaluates in considering potential Fund investments, but the Calvert Principles do not dictate the portfolio management team’s execution of the Funds’ investment program. In addition, as described in the Proxy Statement/Prospectus, it is currently expected that more than 95% of each Target Fund’s existing portfolio would be permitted under the Calvert Principles. Accordingly, the application of the Calvert Principles is not expected to materially change the composition of the Target Funds’ investment portfolios.

5.

Comment: The staff notes the question and answer (“Q&A”), “Why are the Reorganizations being proposed?” Please state that the applicable Target Fund will be the accounting survivor for each transaction.

Response: The Trust will revise the disclosure as follows (additions in bold/underline):

. . . Following each Reorganization, CRM would be the investment adviser to each Acquiring Fund, and Eaton Vance Advisers International Ltd. (“EVAIL”) would serve as the sub-adviser to Calvert Global Equity Fund and Calvert Global Small-Cap Equity Fund (i.e., the respective corresponding Acquiring Fund to each Target Fund for which EVAIL currently serves as sub-adviser). Each Target Fund would be the accounting survivor of the related Reorganization. The Board of each Target Fund has carefully reviewed the terms of each Reorganization and recommends that shareholders of each Target Fund approve the Reorganization of their Target Fund(s).

6.

Comment: The staff notes the Q&A, “Are the Funds’ investment objectives, investment policies, principal investment strategies, and principal risks similar?” Please disclose that the Acquiring Fund will be implementing the Calvert Principles and disclose the risks associated with responsible investing.

Response: The Trust will revise its answer to the above-mentioned Q&A as follows (additions in bold/underline):

Yes. Each Acquiring Fund’s investment objective(s) will be the same as those of its corresponding Target Fund. Each Acquiring Fund’s investment policies, investment restrictions, and investment risks will be substantially similar to those of its corresponding Target Fund except as described below. Calvert Global Equity Fund and Calvert Small/Mid-Cap Fund have different names than their Target Funds, with corresponding differences in their principal investment strategies, as described in the Proxy Statement/Prospectus; however, these differences are not expected to result in material differences to the Funds’ investment programs or portfolios as compared to the Target Funds. In addition, each Acquiring Fund ~~also~~ will be subject to the Calvert Principles (included as Appendix C to the Proxy Statement/Prospectus), which provide a framework for considering environmental, social and governance factors. Accordingly, each Acquiring Fund will be subject to the risks relating to the application of responsible investment criteria to the Fund’s investment strategies. Please see “Responsible Investing Risk” in Appendix E, “Summary of Principal Risks,” to the Proxy Statement/Prospectus for more information.

Please see the “Comparison of Investment Objective,” “Comparison of Principal Investment Strategies,” and “Comparison of Principal Risks” sections of each proposal below and Appendix E to the Proxy Statement/Prospectus for more detail.

7.

Comment: The staff notes the Q&A, “Will the portfolio managers of the Target Funds change as a result of the Reorganizations?” Please indicate whether each of the listed individuals are primary portfolio managers of the Target and Acquiring Funds.

Response: The Trust respectfully declines to make changes in response to this comment. The Trust notes that the Funds do not have a “primary” portfolio manager. Instead, each of the named portfolio managers is primarily responsible for the day-to-day management of the Fund’s portfolio. The portfolio managers of each respective Fund, other than Eaton

Vance Focused Global Opportunities Fund, are jointly and primarily responsible for the day-to-day management of their respective Funds. Eaton Vance Focused Global Opportunities Fund has a sole portfolio manager; its corresponding Acquiring Fund, Calvert Global Equity Fund, will be managed by two named portfolio managers that will be jointly and primarily responsible for the day-to-day management of that Fund.

8.	Comment: On page 1, under “Proposed Reorganizations,” please state that each Target Fund will be the accounting survivor of its respective Reorganization.

Response: The Trust will make the requested change.

9.

Comment: On page 2, under “Costs of the Reorganizations,” please provide an estimate of the brokerage and other costs that shareholders of each Target Fund may bear in connection with its repositioning for the reorganization.

Response: The Trust will add the following disclosure to the end of the “Costs of the Reorganization” section:

Each applicable Target Fund’s portfolio repositioning may result in the Target Fund realizing capital gains. Based on market values and net assets as of February 15, 2023, realized capital gains as a result of the repositioning are estimated at $230,715 (0.87% of net assets) and $548,422 (0.96% of net assets) for Eaton Vance Global Small-Cap Equity Fund and Eaton Vance Special Equities Fund, respectively. Shareholders of a Target Fund generally will be taxed on such capital gain distributions, although the need for such distributions may change depending on market conditions and on transactions entered into by the Target Fund prior to the Closing Date of the Reorganization. It is also estimated that such portfolio repositioning will result in brokerage and other transaction costs, including trading taxes, of approximately $1,047 and $2,194 for Eaton Vance Global Small-Cap Equity Fund and Eaton Vance Special Equities Fund, respectively.

10.

Comment: The first paragraph on page 3 states: “Each Target Fund and its corresponding Acquiring Fund have the same investment objective(s) and substantially the same investment policies, investment strategies, and principal risks.” Please revise so that this sentence clarifies that the investment policies are substantially similar, except that the Calvert Principles will apply to the Acquiring Fund.

Response: The Trust will revise the disclosure as follows (additions in bold/underline):

Each Target Fund and its corresponding Acquiring Fund have the same investment objective(s) and substantially the same investment policies, investment strategies, and principal risks (except with respect to strategy adjustments required in connection with naming conventions, as applicable, and the Acquiring Fund’s application of the Calvert Principles, as described below). Due to strategy adjustments required in connection with such Funds’ naming conventions, Calvert Global Equity Fund and Calvert Small/Mid-Cap Fund will have slightly different strategies than their respective corresponding Target Funds, each of which is described in the Proxy Statement/Prospectus . . .

11.

Comment: The second paragraph on page 5 states: “The Funds may purchase securities that trade in the form of depositary receipts.” Please briefly indicate in this section the types of depositary receipts the Funds will use for their principal strategies and add corresponding disclosure to the principal risk factors section.

Response: In response to the staff’s comment, the Trust will add the following disclosure to the above-mentioned section (additions in bold/underline):

The Funds may purchase securities that trade in the form of depositary receipts, including American Depositary Receipts sponsored by U.S. banks and Global Depositary Receipts.

The Trust will also revise “Foreign Investment Risk” in Appendix E as follows (additions in bold/underline):

Foreign Investment Risk. Foreign investments can be adversely affected by political, economic and market developments abroad, including the imposition of economic and other sanctions by the United States or another country against a particular country or countries, organizations, entities and/or individuals . . . Depositary receipts are subject to many of the risks associated with investing directly in foreign instruments, including the political and economic risks of the underlying issuer’s country and, in the case of depositary receipts traded on foreign markets, currency risk. In some non-U.S. securities markets, prevailing custody and trade settlement practices (e.g., the requirement to pay for securities prior to receipt) expose the Fund to credit and other risks.

12.

Comment: On page 6, under “Comparison of Fees and Expenses,” please disclose that CRM serves as administrator of each Fund and provides each Fund with administrative services and related office facilities, and in return each Fund pays CRM an administrative fee equal to 0.12%, which is included in the management fee.

Response: In response to the staff’s comment, the Trust will add the following disclosure to the above-mentioned section (additions in bold/underline):

The following tables describe the fees and expenses that you may pay if you buy, hold, and sell shares of each of the Funds . . . Additional information regarding the costs of the Reorganization is set forth under “Costs of the Reorganizations” above. Additional information regarding each Fund’s advisory and administrative services arrangements is set forth under “Advisory and Administrative Services Arrangement” below.

13.	Comment: On page 6, footnote 4, please disclose whether any right of recoupment survives the Reorganization.

Response: The Trust will add the following disclosure to the end of the above-mentioned footnote:

Calvert Research and Management will not be entitled to recoup Target Fund expenses previously waived by the Target Fund’s investment adviser.

14.	Comment: On page 7, under “Advisory and Administrative Services Arrangement,” please disclose that, unlike the management fee, the administrative fee may be increased without shareholder approval.

Response: The Trust will revise the disclosure as follows (additions in bold/underline):

EVM manages the investments of the Target Fund and provides administrative services and related office facilities pursuant to a combined investment advisory and administrative services agreement with the Fund. Following the Reorganization, CRM will provide both investment advisory and administrative services to the Acquiring Fund pursuant to separate advisory and administrative services agreements, with the Acquiring Fund paying a 12 basis point fee for administrative services. As 12 basis points reflects an increase in the administrative services fees for the Acquiring Fund as compared to the Target Fund, the Acquiring Fund’s advisory fee rate will be decreased proportionately such that the total amount of advisory and administrative services fees payable by the Acquiring Fund and its corresponding Target Fund will remain the same. While increases in administrative services fees could be effected in the future without shareholder approval (as contrasted with increases in investment advisory fees, which generally require shareholder approval), the proposed expense caps for each Acquiring Fund will provide a limit to potential increases in expenses borne by shareholders for a five year period from the closing of the Reorganizations. Please see the “Comparison of Fees and Expenses” section of each proposal in the Proxy Statement/Prospectus. The following tables reflect the adjustments to the advisory and administrative fees:

15.

Comment: On page 23, under “Reasons for the Proposed Reorganizations and Board Deliberations,” please disclose whether the Board considered the taxable distribution of capital gain that may result from the reorganization.

Response: The Trust will add the following disclosure to factor #13 of the above-mentioned section (additions in bold/underline):

13.

the anticipated tax-free nature of the exchange of shares in the Reorganization, and other expected U.S. federal income tax consequences of the Reorganization, including the general understanding that shareholders would be taxed on any capital gains distributions resulting from capital gains realized by the Target Funds as a result of any portfolio repositioning (see “ADDITIONAL INFORMATION ABOUT EACH REORGANIZATION — Tax Status of the Reorganizations”);

16.	Comment: On page 25, under “What is the quorum and how will shares be tabulated?” please clarify that broker non-votes will not be counted for purposes of a quorum.

Response: The Trust will revise the disclosure as follows (additions in bold/underline):

For each Target Fund, holders of one-third (1/3) of the total number of the then issued and outstanding shares entitled to vote constitutes a quorum for purposes of the Meeting. All shares represented at the Meeting by telephone or by proxy will be counted for purposes of establishing a quorum. Abstentions will be treated as shares that are present at the Meeting, but which have not been voted. Accordingly, abstentions will have the effect of a vote against the proposal. Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on the proposals any shares beneficially owned by their customers, there are unlikely to be any “broker non-votes” at the Meeting and broker non-votes will not be counted for the purposes of establishing a quorum.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Jeanmarie Valle Lee at (617) 672-8655.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Deidre E. Walsh, Esq.

Jeanmarie Valle Lee, Esq.

Sarah Clinton, Esq.